SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: November 12, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [  ]    Form 40-F- [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: [  ]    No: [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.)

Enclosed:

Third Quarter Interim Financial Statements
CEO & CFO Certifications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: November 12, 2004	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Corporate Secretary

THIRD QUARTER REPORT

SEPTEMBER 30, 2004

IVANHOE MINES LTD.

Consolidated Balance Sheets

	September 30,	December 31,
(Stated in U.S. $000’s)	2004	2003
	(Unaudited)	(Note 1 (b))
ASSETS
Current
Cash	$110,070	$108,177
Investments	50,000	50,000
Accounts receivable	12,536	6,790
Broken ore on leach pads	8,417	6,181
Inventories	20,176	21,289
Prepaid expenses	5,939	3,406

	207,138	195,843
Long-term investments	18,214	14,716
Mining property, plant and equipment	155,754	154,922
Other mineral property interests	50,345	49,796
Other capital assets	7,355	7,990
Future income taxes	1,596	1,781
Other assets	33,611	30,674

	$474,013	$455,722

LIABILITIES
Current
Accounts payable and accrued liabilities	$40,645	$53,272
Current portion of asset retirement obligations	—	388
Current portion of long-term debt (Note 3)	7,739	15,301

	48,384	68,961
Loan payable to related parties	5,088	5,088
Long-term debt (Note 3)	12,396	6,878
Other liabilities	19,975	19,423
Future income taxes	14,041	14,309
Non-controlling interest	4,423	5,816

	104,307	120,475

SHAREHOLDERS’ EQUITY
Share capital (Note 4)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
292,259,481 (2003-265,440,052) common shares	872,242	719,289
Special warrants	—	49,975
Additional paid-in capital	400	404
Contributed surplus	10,371	6,044
Deficit	(513,307)	(440,465)

	369,706	335,247

	$474,013	$455,722

APPROVED BY THE BOARD

Director	Director

IVANHOE MINES LTD.

Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
(Stated in U.S. $000’s)	2004	2003	2004	2003
(Unaudited)		(Note 1 (b))		(Note 1 (b))
Revenue	$29,155	$20,649	$88,794	$64,215
Cost of operations	(19,560)	(14,902)	(62,649)	(58,474)
Depreciation and depletion	(2,216)	(2,940)	(6,900)	(7,762)

Operating profit	7,379	2,807	19,245	(2,021)
Expenses
General and administrative	(5,924)	(3,991)	(16,182)	(10,303)
Interest on long-term debt	(517)	(565)	(1,588)	(1,853)
Exploration expenses	(28,429)	(20,784)	(73,936)	(46,777)
Depreciation	(462)	(414)	(1,459)	(1,094)

Loss before the following	(27,953)	(22,947)	(73,920)	(62,048)
Other income (expenses)
Mining property shut-down costs	(827)	(955)	(2,702)	(2,479)
Interest income	1,767	461	2,506	1,402
Foreign exchange gain (loss)	4,152	(1,451)	1,144	6,264
Gain on sale of investments	—	—	4,523	4,625
Loss on sale of other capital assets	(197)	—	(197)	—
Share of loss of significantly influenced investees	(558)	(976)	(1,812)	(1,589)
Dilution gain on investment in a subsidiary	—	(708)	—	(708)
Other	(932)	13	(1,461)	748

Loss before income and capital taxes and non-controlling interest	(24,548)	(26,563)	(71,919)	(53,785)
Provision for income and capital taxes	(889)	(536)	(2,316)	(1,931)

Loss before non-controlling interest	(25,437)	(27,099)	(74,235)	(55,716)
Non-controlling interest	637	131	1,393	131

Net loss	$(24,800)	$(26,968)	$(72,842)	$(55,585)

Loss per share
Basic and diluted	$(0.09)	$(0.11)	$(0.26)	$(0.23)

Weighted average number of shares outstanding (in 000’s)
Basic and diluted	290,582	248,581	277,965	239,991

IVANHOE MINES LTD.

Consolidated Statement of Shareholders’ Equity
(Stated in thousands of U.S. dollars)
(unaudited)

	Share Capital		Additional
	Number		Special	Paid-In	Contributed
	of Shares	Amount	Warrants	Capital	Surplus	Deficit	Total
Balances, December 31, 2003	265,440,052	$719,289	$49,975	$404	$6,044	$(440,465)	$335,247
Shares issued for:
Private placements	20,000,000	100,593	—	—	—	—	100,593
Exercise of special warrants	5,760,000	49,975	(49,975)	—	—	—	—
Exercise of stock options	921,854	1,210	—	(4)	(583)	—	623
Share purchase plan	11,202	75	—	—	—	—	75
Financial advisory fee	126,373	1,100	—	—	—	—	1,100
Stock compensation charged to operations	—	—	—	—	4,910	—	4,910
Net loss	—	—	—	—	—	(72,842)	(72,842)

Balances, September 30, 2004	292,259,481	$872,242	$—	$400	$10,371	$(513,307)	$369,706

IVANHOE MINES LTD.

Consolidated Statements of Cash Flows

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in U.S. $000’s)	2004	2003	2004	2003
(Unaudited)		(Note 1 (b))		(Note 1 (b))
OPERATING ACTIVITIES
Net loss	$(24,800)	$(26,968)	$(72,842)	$(55,585)
Items not involving use of cash
Depreciation and depletion	2,678	3,354	8,359	8,856
Non-cash interest expense	328	204	1,066	870
Unrealized foreign exchange loss (gain)	(3,034)	5,551	(2,679)	(2,105)
Share of loss of significantly influenced investees	558	976	1,812	1,589
Expenditures on deferred stripping costs	(872)	(1,134)	(5,465)	(7,040)
Amortization of deferred stripping costs	211	—	463	—
Provision for employee entitlements	256	226	640	848
Gain on sale of investments	—	—	(4,523)	(4,625)
Loss on sale of other capital assets	197	—	197	—
Non-cash stock-based compensation	1,277	247	4,910	848
Non-cash exploration expense recovery (Note 6(c))	—	—	(3,248)	—
Dilution loss on investment in a subsidiary	—	708	—	708
Non-controlling interest	(637)	(131)	(1,393)	(131)
Future income taxes	(65)	95	(83)	1,124
(Decrease) increase in non-current portion of royalty payable	15	121	(539)	327

	(23,888)	(16,751)	(73,325)	(54,316)
Net change in non-cash operating working capital items (Note 6(e))	(9,297)	(4,074)	(1,067)	(2,765)

	(33,185)	(20,825)	(74,392)	(57,081)

INVESTING ACTIVITIES
Purchase of investments	—	(493)	—	(493)
Proceeds from sale of investments	—	—	2,461	6,709
Proceeds from sale of other mineral property interests	—	—	460	—
Proceeds from sale of other capital assets	2,260	—	2,260	—
Expenditures on mining property, plant and equipment	(3,545)	(801)	(7,732)	(3,313)
Expenditures on other mineral property interests	(1,118)	(4,181)	(21,120)	(8,271)
Expenditures on other capital assets	(860)	(3,041)	(3,420)	(3,640)
Expenditure on other assets	(7)	(165)	(30)	(190)
Restricted cash	3,875	1,141	2,048	6,329

	604	(7,540)	(25,073)	(2,869)

FINANCING ACTIVITIES
Share capital and special warrants issued	100,861	674	101,292	61,391
Proceeds from long-term debt	5,563	—	5,563	—
Repayment of long-term debt	(3,761)	(3,781)	(7,571)	(7,591)

	102,663	(3,107)	99,284	53,800

EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES ON CASH	3,024	(4,749)	2,074	4,397

NET CASH (OUTFLOW) INFLOW	73,107	(36,221)	1,893	(1,753)
CASH, BEGINNING OF PERIOD	36,963	69,913	108,177	35,445

CASH, END OF PERIOD	$110,070	$33,692	$110,070	$33,692

Cash is comprised of:
Cash on hand and demand deposits	$41,932	$6,151	$41,932	$6,151
Short-term money market instruments	68,138	27,541	68,138	27,541

	$110,070	$33,692	$110,070	$33,692

Supplementary cash flow information (Note 6)

IVANHOE MINES LTD.

Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

1.	BASIS OF PRESENTATION

(a)	These unaudited interim consolidated financial statements of Ivanhoe Mines Ltd. (the “Company”) have been prepared in accordance with accounting principles generally accepted in Canada (“GAAP”) for the presentation of interim financial information. These financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company for the year ended December 31, 2003 (the “Annual Financial Statements”). These financial statements follow the same accounting policies and methods of their application as the Annual Financial Statements. Certain of the comparative figures have been reclassified to conform with the presentation in these financial statements.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2004 and for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year.

For purposes of these financial statements, the Company and its subsidiaries and joint venture are collectively referred to as “Ivanhoe Mines”.

(b)	The comparatives figures in these financial statements have been restated to give retroactive effect to the accounting change with respect to asset retirement obligations as described in Note 3 (a) of the Annual Financial Statements for the year ended December 31, 2003. This change has resulted in an increase of $531,000 and $1,426,000 ($0.00 and $0.00 per share) in the net loss for the three and nine month periods ended September 30, 2003, respectively.

2.	MYANMAR IVANHOE COPPER COMPANY LIMITED (“JVCo”)

The Annual Financial Statements disclosed that at December 31, 2003, JVCo was not in compliance with the minimum working capital requirement in its credit agreement, and had not received a waiver from its lenders with respect to this requirement and also with respect to the non-compliance with certain other financial covenants in the credit agreement. At September 30, 2004, JVCo does meet the minimum working capital requirement of the credit agreement, however it is still in non-compliance with certain other financial covenants.

Management of JVCo is of the opinion that the lenders will not demand repayment of the loan, notwithstanding the foregoing. There is no assurance, however, that the lenders will not make such a demand.

JVCo’s outstanding loan balance of $15.0 million (of which $7.5 million is attributable to Ivanhoe Mines) is due to be fully repaid by August 2005. At September 30, 2004, JVCo had cash on hand of $13.3 million.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

3.	LONG-TERM DEBT

	September 30,	December 31,
	2004	2003
JVCo:
Share of loan payable	$7,500	$15,000
ABM:
Deferred purchase obligation	6,833	6,878
Advance from customer (a)	5,563	—
Equipment purchase loans	239	301

	20,135	22,179
Less: Amount included in current liabilities	(7,739)	(15,301)

	$12,396	$6,878

All of the long-term debt is non-recourse to the Company.

(a)	Amount relates to an advance paid by one of ABM’s customers. The advance will be repaid in 2006 by means of a reduction in the sales price received for iron ore sold. The advance is unsecured and non-interest bearing.

4.	SHARE CAPITAL

During the nine months ended September 30, 2004, 2,730,000 options were granted. These options have lives ranging from five to ten years and vest over periods ranging from one to four years. The weighted average fair value of the options issued was estimated at Cdn$4.84 per share option at the grant date using the Black-Scholes pricing model. The fair value of these options was $9.9 million, of which $2.6 million was recognized as compensation expense during the first nine months of 2004.

Also, during the first nine months of 2004, 921,854 options were exercised for proceeds of $623,000.

Stock options outstanding at November 10, 2004 totaled 10,192,942 with exercise prices and expiry dates ranging from Cdn $1.08 to Cdn $12.70 and January 25, 2006 to March 30, 2014, respectively. At November 10, 2004, a total of 292,496,798 Common Shares of the Company were outstanding.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

5. SEGMENTED INFORMATION

THREE MONTHS ENDED SEPTEMBER 30, 2004

(Stated in 000’s)	Copper	Iron	Exploration	Corporate	Total
Revenue	$9,783	$19,372	$—	$—	$29,155
Cost of operations	(2,823)	(16,737)	—	—	(19,560)
Depreciation and depletion	(1,117)	(1,099)	—	—	(2,216)
Operating profit	5,843	1,536	—	—	7,379
General and administrative	(158)	(4)	—	(5,762)	(5,924)
Interest on long-term debt	(185)	(262)	(26)	(44)	(517)
Exploration expenses	—	—	(28,429)	—	(28,429)
Depreciation	—	—	(462)	—	(462)

Income (loss) before the following	5,500	1,270	(28,917)	(5,806)	(27,953)
Mining property shut-down costs	—	—	—	(827)	(827)
Interest income	18	103	19	1,627	1,767
Foreign exchange gain (loss)	(42)	(28)	620	3,602	4,152
Loss on sale of other capital assets	—	—	—	(197)	(197)
Share of loss of significantly influenced investees	—	—	—	(558)	(558)
Other income (expenses)	1	(836)	(97)	—	(932)

Income (loss) before income and capital taxes and non-controlling interest	5,477	509	(28,375)	(2,159)	(24,548)
(Provision for) recovery of income and capital taxes	(788)	36	(97)	(40)	(889)

Income (loss) before non-controlling interest	4,689	545	(28,472)	(2,199)	(25,437)
Non-controlling interest	—	—	637	—	637

Net income (loss)	$4,689	$545	$(27,835)	$(2,199)	$(24,800)

Expenditures on capital assets	$2,145	$1,197	$1,713	$467	$5,523

Expenditures on deferred stripping costs	$—	$872	$—	$—	$872

Total assets	$154,633	$75,635	$87,625	$156,119	$474,013

THREE MONTHS ENDED SEPTEMBER 30, 2003

(Stated in 000’s)	Copper	Iron	Exploration	Corporate	Total
Revenue	$6,069	$14,580	$—	$—	$20,649
Cost of operations	(2,745)	(12,157)	—	—	(14,902)
Depreciation and depletion	(1,358)	(1,582)	—	—	(2,940)

Operating profit	1,966	841	—	—	2,807
General and administrative	(181)	(23)	—	(3,787)	(3,991)
Interest on long-term debt	(275)	(225)	(65)	—	(565)
Exploration expenses	—	—	(20,784)	—	(20,784)
Depreciation	—	—	(414)	—	(414)

Income (loss) before the following	1,510	593	(21,263)	(3,787)	(22,947)
Mining property shut-down costs				(955)	(955)
Interest income	2	82	5	372	461
Foreign exchange gain (loss)	(50)	(302)	(23)	(1,076)	(1,451)
Share of loss of significantly influenced investee	—	—	—	(976)	(976)
Dilution loss on investment in a subsidiary	—	—	(708)	—	(708)
Other income	2	23	(12)	—	13

Income (loss) before income and capital taxes and non-controlling interest	1,464	396	(22,001)	(6,422)	(26,563)
(Provision for) recovery of income and capital taxes	(351)	(124)	(31)	(30)	(536)

Income (loss) before non-controlling interest	1,113	272	(22,032)	(6,452)	(27,099)
Non-controlling interest	—	—	131	—	131

Net income (loss)	$1,113	$272	$(21,901)	$(6,452)	$(26,968)

Expenditures on capital assets	$462	$302	$769	$6,490	$8,023

Expenditures on deferred stripping costs	$357	$777	$—	$—	$1,134

Total assets	$140,569	$64,648	$13,714	$55,799	$274,730

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

5. SEGMENTED INFORMATION (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2004

(Stated in 000’s)	Copper	Iron	Exploration	Corporate	Total
Revenue	$29,977	$58,817	$—	$—	$88,794
Cost of operations	(7,682)	(54,967)	—	—	(62,649)
Depreciation and depletion	(3,678)	(3,222)	—	—	(6,900)

Operating profit	18,617	628	—	—	19,245
General and administrative	(436)	(28)	—	(15,718)	(16,182)
Interest on long-term debt	(616)	(759)	(82)	(131)	(1,588)
Exploration expenses	—	—	(73,936)	—	(73,936)
Depreciation	—	—	(1,447)	(12)	(1,459)

Income (loss) before the following	17,565	(159)	(75,465)	(15,861)	(73,920)
Mining property shut-down costs	—	—	—	(2,702)	(2,702)
Interest income	21	218	150	2,117	2,506
Foreign exchange gain (loss)	(102)	132	(240)	1,354	1,144
Gain on sale of investments	—	—	—	4,523	4,523
Loss on sale of other capital assets	—	—	—	(197)	(197)
Share of loss of significantly influenced investees	—	—	—	(1,812)	(1,812)
Other income (expenses)	3	(1,327)	133	(270)	(1,461)

Income (loss) before income and capital taxes and non-controlling interest	17,487	(1,136)	(75,422)	(12,848)	(71,919)
(Provision for) recovery of income and capital taxes	(2,026)	91	(142)	(239)	(2,316)

Income (loss) before non-controlling interest	15,461	(1,045)	(75,564)	(13,087)	(74,235)
Non-controlling interest	—	—	1,393	—	1,393

Net income (loss)	$15,461	$(1,045)	$(74,171)	$(13,087)	$(72,842)

Expenditures on capital assets	$4,529	$3,020	$3,854	$869	$12,272

Expenditures on deferred stripping costs	$202	$5,263	$—	$—	$5,465

Total assets	$154,633	$75,635	$87,625	$156,120	$474,013

NINE MONTHS ENDED SEPTEMBER 30, 2003

(Stated in 000’s)	Copper	Iron	Exploration	Corporate	Total
Revenue	$16,181	$48,034	$—	$—	$64,215
Cost of operations	(11,760)	(46,714)	—	—	(58,474)
Depreciation and depletion	(3,945)	(3,817)	—	—	(7,762)

Operating profit (loss)	476	(2,496)	—	—	(2,021)
General and administrative	(468)	(89)	—	(9,746)	(10,303)
Interest on long-term debt	(967)	(720)	(166)	—	(1,853)
Exploration expenses	—	—	(46,777)	—	(46,777)
Depreciation	—	—	(1,082)	(12)	(1,094)

Loss before the following	(959)	(3,305)	(48,026)	(9,758)	(62,048)
Mining property shut-down costs	—	—	—	(2,479)	(2,479)
Interest income	11	188	10	1,193	1,402
Foreign exchange gain (loss)	(142)	(1,113)	(188)	7,707	6,264
Gain on sale of investments	—	—	—	4,625	4,625
Share of loss of significantly influenced investee	—	—	—	(1,589)	(1,589)
Dilution loss on investment in a subsidiary	—	—	(708)	—	(708)
Other income (expenses)	5	483	(13)	273	748

Income (loss) before income and capital taxes and non-controlling interest	(1,085)	(3,747)	(48,924)	(28)	(53,785)
Provision for income and capital taxes	(721)	(150)	(84)	(976)	(1,931)

Income (loss) before non-controlling interest	(1,806)	(3,897)	(49,008)	(1,004)	(55,716)
Non-controlling interest	—	—	131	—	131

Net income (loss)	$(1,806)	$(3,897)	$(48,877)	$(1,004)	$(55,585)

Expenditures on capital assets	$1,313	$1,913	$1,499	$6,497	$11,222

Expenditures on deferred stripping costs	$1,183	$5,857	$—	$—	$7,040

Total assets	$140,569	$64,648	$13,714	$55,799	$274,730

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

6.	SUPPLEMENTARY CASH FLOW INFORMATION

(a)	During the nine months ended September 30, 2004, 5,760,000 Special Warrants were exercised resulting in the issue of 5,760,000 common shares of the Company.

(b)	During the nine months ended September 30, 2004, the Company sold its 32.6% interest in New Vietnam Mining Corp. (BVI), in exchange for 10,277,646 shares of Olympus Pacific Minerals with a fair value of $3,275,000. This interest had been fully written down in prior years, thereby resulting in a gain of $3,275,000 being recognized in operations.

(c)	During the nine months ended September 30, 2004, the Company restructured its existing participation arrangements in respect of certain joint ventures it has with Jinshan Gold Mines Inc. (“Jinshan”), a significantly influenced investee. The Company also transferred to Jinshan 50% of its interest in the Shuteen exploration licence in southern Mongolia.

In consideration for the transaction, Jinshan issued to Ivanhoe Mines 2.5 million common shares with a fair value of $3,248,000. This amount has been included in operations as a reduction of exploration expenses. Ivanhoe Mines also reimbursed Jinshan $2.4 million in relation to exploration costs incurred on the projects.

(d)

	Three Months Ended September 30,				Nine Months Ended September 30,
$(000)	2004		2003		2004		2003
Interest paid	$	190	$	271	$	764	$	625
Income and capital taxes paid		112		162		330		366

(e)	Net change in non-cash working capital items:

	Three Months Ended September 30,		Nine Months Ended September 30,
$(000)	2004	2003	2004	2003
(Increase) decrease in:
Accounts receivable	$(2,141)	$2,563	$(5,923)	$(630)
Broken ore on leach pads	(982)	23	(2,236)	3,181
Inventories	(4,303)	(4,049)	865	(2,718)
Prepaid expenses	(160)	746	(2,607)	(1,252)
Increase (decrease) in:		—
Accounts payable and accrued liabilities	(1,711)	(3,357)	8,834	(1,346)

	$(9,297)	$(4,074)	$(1,067)	$(2,765)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars)
(Unaudited)

7.	DERIVATIVE INSTRUMENTS

In August 2004, the management of ABM entered into a foreign currency arrangement with a financial institution to provide protection against the strengthening of the Australian dollar. For each month for the twelve month period from September 2004 to August 2005, ABM acquired a series of call options allowing them to acquire at any time during the month, the equivalent of US$5.0 million in Australian dollars, if the Australian dollar exceeds US$0.7298 in 2004 and $0.7150 in 2005.

Also, for each month of these twelve months, if the Australian dollar at the end of any month is below US$0.7030 in 2004 and US$0.6866 in 2005, ABM is committed to acquire, through as series of put options, approximately Australian $7 million, at the exchange rate of US$0.7298 in 2004 and US$0.7150 in 2005.

As security for this arrangement, Ivanhoe Mines assigned to the financial institution its first charge on the assets of the Savage River Project.

This arrangement has not been designated as a hedge and as such will be marked to market. At September 30, 2004, there was no unrealized gain or loss on these options.

8.	SUBSEQUENT EVENTS

On November 10, 2004, Ivanhoe Mines closed an earn-in and equity participation agreement with Entrée Gold Inc. (“Entrée”) to explore and potentially develop approximately 40,000 hectares of Entrée’s 100% owned, Shivee Tolgoi (Lookout Hill) property, adjacent to Ivanhoe Mines’ Oyu Tolgoi project.

The agreement contains a number of conditions for Ivanhoe Mines to earn a participating interest in the project, including regulatory approval and a requirement to spend at least $5.0 million a year in each of the first three years, including an unconditional, $3.0 million of year-one exploration expenditures. In order to retain its right to continue earning a participating interest during the succeeding five years, Ivanhoe Mines must spend an additional $20.0 million.

As part of the transaction, Ivanhoe Mines purchased 4.6 million Entrée units at a price of Cdn$1.00 per unit. Each unit consisted of one Entrée common share and one purchase warrant exercisable for two years to purchase an additional Entrée common share at a price of Cdn$1.10. Ivanhoe Mines now owns approximately 9% of Entrée’s issued and outstanding shares, with the potential to hold 17% upon full exercise of the warrants.

www.ivanhoemines.com

IVANHOE MINES LTD.

THIRD QUARTER REPORT

September 30, 2004

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

TABLE OF CONTENTS

ITEM 1 Financial Statements
Consolidated Balance Sheets at September 30, 2004 (unaudited) and December 31, 2003
Unaudited Consolidated Statements of Operations for Three and the Nine Month Periods ended September 30, 2004 and 2003
Unaudited Consolidated Statement of Shareholders’ Equity for the Nine Month Period ended September 30, 2004
Unaudited Consolidated Statements of Cash Flows for the Three and Nine Month Periods ended September 30, 2004 and 2003
Notes to the Unaudited Consolidated Financial Statements
ITEM 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

INTRODUCTION

This discussion and analysis of financial position and results of operations (“MD&A”) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three and nine months ended September 30, 2004 and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2003. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd. together with its subsidiaries and joint ventures. The effective date of this MD&A is November 10, 2004.

Additional information about Ivanhoe Mines, including its annual information form, is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to Ivanhoe Mines, certain information contained herein constitutes forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements include, but are not limited to, statements concerning estimates of expected capital expenditures, statements relating to expected future production and cash flows, statements relating to the continued advancement of Ivanhoe Mines’ exploration, development and production projects, statements relating to the potential of the Oyu Tolgoi Project, statements relating to target milling rates and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Ivanhoe Mines’ projects will experience technological and mechanical problems, geological conditions in the deposits may not result in commercial levels of mineral production, changes in product prices, changes in political conditions, changes in the availability of project financing and other risks. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

This MD&A contains references to estimates of mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates of mineral resources will be accurate or that such mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

SELECTED FINANCIAL INFORMATION

(All amounts in millions of U.S.dollars, except per share
information)

	Quarter ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Revenue
Copper	9.8	6.1	30.0	16.2
Iron	19.4	14.6	58.8	48.0

Total revenue	29.2	20.6	88.8	64.2
Operating profit (loss)
Copper	5.9	2.0	18.6	0.5
Iron	1.5	0.8	0.6	(2.5)

Total operating profit	7.5	2.8	19.2	(2.0)
Exploration expenses	28.4	20.8	73.9	46.8
Gain on sale of investments	—	—	4.5	4.6
Foreign exchange gain (loss)	4.2	(1.5)	1.1	6.3
Net loss	24.8	27.0	72.8	55.6
Net loss per share	$0.09	$0.11	$0.26	$0.23
Total assets	474.0	274.7	474.0	274.7
Total long-term financial liabilities	17.4	11.9	17.4	11.9

Capital expenditures	5.5	8.0	12.3	11.2
Deferred stripping expenditures	0.9	1.1	5.5	7.0

Units sold - tonnes
Copper cathode - 50% share	3,676	3,637	11,302	10,120
Iron ore pellets	508,214	449,962	1,620,300	1,578,206
Units produced - tonnes
Copper cathode - 50% share	3,925	3,766	11,526	10,203
Iron ore pellets	560,780	560,757	1,621,411	1,673,608

Average sale price
Copper cathode - US$/pound	$1.27	$0.80	$1.27	$0.76
Iron ore pellets - US$/tonne	$38	$32	$36	$30

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

SELECTED QUARTERLY DATA

     ($ in millions except per share information)

	2004			2003(1)				2002(1)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Copper	9.8	10.8	9.4	6.7	6.1	5.5	4.6	5.0	5.1	5.4	4.7
Iron	19.4	21.1	18.4	18.8	14.5	17.5	16.0	16.3	14.1	19.4	17.1

	29.2	31.9	27.8	25.5	20.6	23.0	20.6	21.3	19.2	24.8	21.8
Operating profit (loss)
Copper	5.9	6.9	5.9	4.5	2.0	(2.7)	1.2	0.4	1.4	1.7	1.2
Iron	1.5	3.2	(4.1)	0.5	0.8	(2.6)	(0.7)	(2.1)	0.9	3.8	3.3

	7.4	10.1	1.8	5.0	2.8	(5.3)	0.5	(1.7)	2.3	5.5	4.5
Exploration expenses	(28.4)	(24.8)	(20.7)	(21.2)	(20.8)	(15.2)	(10.8)	(15.7)	(10.0)	(5.4)	(2.9)
Gain on settlement of debt	—	—	—	—	—	—	—	—	32.5	—	—
Write-down of assets	—	—	—	(1.2)	—	—	—	(1.9)	(18.0)	—	—
Net income (loss)	(24.8)	(20.2)	(27.9)	(17.3)	(27.0)	(19.7)	(9.0)	(28.7)	0.4	(2.9)	0.2
Net loss per share	$0.09	$0.07	$0.10	$0.07	$0.11	$0.08	$0.04	$0.15	—	$0.01	—

(1)	Certain amounts have been restated due to the adoption of new accounting standards. See Note 3 to the annual consolidated financial statements of the Company for the year ended December 31, 2003.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

CORPORATE STRATEGY & OUTLOOK

Ivanhoe Mines is an international mining company currently focused on exploring and developing a major discovery of copper and gold at the Oyu Tolgoi (Turquoise Hill) project in southern Mongolia (the “Oyu Tolgoi Project”). Ivanhoe Mines’ operations also include the extraction of copper from the Monywa copper project in Myanmar (the “Monywa Copper Project”) and iron ore products from the Savage River mine in Australia (the “Savage River Project”).

The Company continues to devote the majority of its management and financial resources to furthering the exploration and development of its most significant asset, the Oyu Tolgoi Project.

Oyu Tolgoi Project:

Resource delineation drilling at Oyu Tolgoi - Resource delineation drilling, aimed at upgrading much of the existing inventory of inferred resources to the measured and indicated categories on Southwest, South, Far South and Central zones (“Southern Oyu” deposits), was completed in Q3’04. Drilling on the Hugo North and Hugo South deposits, originally scheduled for completion in early 2005, will take longer than planned as a result of the acquisition of earn-in rights from Entrée Gold Inc (“Entrée”) on areas adjacent to Hugo North. Additional drilling will be required in order to establish the degree of continuity, if any, of mineralization from Hugo North onto Entrée’s property.

In August 2004 the Company completed a new independent resource estimate for the Southern Oyu deposits. See “Review of Operations – Exploration – Mongolia – Oyu Tolgoi Exploration”.

Engineering and Development -The Company is focusing its engineering and metallurgical efforts on preparing a feasibility study for an open pit operation on the Southern Oyu deposits while concurrently working on a pre-feasibility study for a proposed underground mining operation on the Hugo Dummett deposits. The current plan is to put forward an integrated development plan for the entire Oyu Tolgoi Project that will combine the economics from the open pit feasibility study and the underground pre-feasibility study. This integrated development plan will be completed late in Q2’05.

A bulk sample shaft to access ore at depth up to 120 meters in the Southwest Oyu deposit, was engineered and mobilization started in Q3’04. Pilot plant trials on samples obtained from the bulk sample shaft are expected to begin late in Q1’05. The engineering for the exploration shaft to delineate and characterize the Hugo Dummett deposits for feasibility purposes has been awarded and is currently underway. Shaft construction is anticipated to commence early in Q2’05.

The development strategy for the project is based on first developing production from open pit operations located within the Southern Oyu deposits and concurrently, developing Hugo Dummett’s underground resources to bring underground operations on stream as soon as possible. The exploration shaft, scheduled to be completed in early 2007, will provide initial access into the Hugo Dummett deposits and permit further delineation and rock characterization of the orebody. Underground drifting from the shaft is expected to take place during the later part of 2007 and early 2008.

Completion of a feasibility study on the Hugo Dummett deposits is currently expected in late 2008. Assuming timely completion of the open pit study, positive feasibility study results and the availability of project financing, the Company at this time anticipates that initial commercial production from the Southern Oyu deposits could commence in mid-2007, with some underground mining conceivably commencing in late-2008 from the shallower Hugo South deposit. These plans remain subject to change based on unforeseen circumstances. There can be no assurance that a positive feasibility study or adequate project financing can be obtained by the dates estimated above or at all.

Strategic alternatives - The Company continues to assess strategic alternatives for the development and financing of the Oyu Tolgoi Project. The Company’s current plan is to aggressively advance the development of the project while continuing to discuss financing options with various parties.

In this regard, the Company is in discussions with Chinese mining and financial companies, major Japanese mining and metal trading houses, international mining companies and other third parties capable

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

of financing the project, with a view to selecting suitable strategic partners to develop the Oyu Tolgoi Project and associated infrastructure. The Company believes that significant advantages could be realized from the participation of strategic partners and continues to assess opportunities, as they arise, to extend to one or more such partners a participating interest in the project. Although the Company has had discussions with a number of potential partners and continues to do so, no agreement has been reached to date. The Company is not soliciting bids from potential partners and has not set a deadline or target date for concluding any such agreement. Accordingly, there can be no assurance that any ongoing or future discussions will result in an agreement with a strategic partner or that the Company will pursue development of the Oyu Tolgoi Project with a strategic partner at all.

Stability agreement - Negotiations are continuing with a formally designated working group of the Mongolian government for a long-term stability agreement. That agreement is expected to establish the critical terms and conditions that will apply to the Oyu Tolgoi Project during its development and operational phases. The Company believes that such an agreement will have a materially beneficial impact on its ability to obtain the financing necessary to develop the project. The agreement is expected to provide for stabilization of various matters within the parameters of existing Mongolian laws, including tax and fiscal issues, as well as other matters involving cross-border and import/export issues, confirmation and protection of appropriate mining, land and water licenses and development of critical infrastructure necessary to carry out exploration, mining, milling, processing and related activities over the life of the project.

The stability agreement negotiations were delayed by the June 2004 national elections in Mongolia. Although discussions are well advanced, no assurances can be given as to when, or if, the stability agreement will be finalized and signed. Once the initial agreement has been completed, the Company may, in the future, seek additional agreements and assurances from the government pertaining to the Oyu Tolgoi Project. Some of these agreements and assurances may involve matters beyond the parameters of existing Mongolian law and, as such, may require formal action by the Mongolian Parliament to amend current legislation or enact new legislation. However, no present assurance can be provided that any such additional agreements and assurances will be available when requested by Ivanhoe Mines or at all.

Other Mongolian exploration activities – Ivanhoe Mines holds an extensive inventory of exploration leases in Mongolia totalling approximately 11.7 million hectares. The Company believes that these properties are prospective for gold and copper occurrences similar to its Oyu Tolgoi discovery. Exploration results obtained to date are encouraging and Ivanhoe Mines intends to continue its exploration efforts on these types of deposits. In the coming months, Ivanhoe Mines will also focus its exploration efforts on other types of mineral occurrences, such as near surface coal deposits. Because the Oyu Tolgoi property is so close to the Mongolia/China border, Ivanhoe Mines will also continue to apply the knowledge, gained from its Mongolian exploration efforts, to exploration for similar geological rock formations that may extend across the border into Inner Mongolia.

Asset rationalization - The Company continues to explore opportunities to rationalize non-core assets and is considering several potential disposition alternatives involving the outright or partial sale of non-core project interests, the formation of one or more joint ventures in respect of certain non-core projects or other transactions which would dilute or eliminate the Company’s interest in, and relieve the Company of financial obligations in respect of, such non-core projects. The Company’s principal objectives are to generate, or otherwise preserve, cash and to devote more managerial and financial resources to the Oyu Tolgoi Project. There can be no assurance that any disposition of non-core assets presently under consideration will occur on a timely basis or at all.

Monywa Copper Project - Assisted by higher copper prices, improved ore grades and higher copper production, the Monywa Copper Project continues to generate excellent results. A revised development plan for the Monywa Copper Project, which the Company continues to evaluate and refine, could take the project’s total annual copper production, if and when implemented, to more than 150,000 tonnes within five years. The first step, completed in mid-October 2004, in the revised development program will increase the annual copper cathode throughput to 39,000 tonnes (86 million pounds) from the Sabetaung portion of the project. All

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

development costs were funded from the mine’s internally generated cash flow.

The second step, taking annual copper production from the S&K deposits to a projected rate of 50,000 tonnes (110 million pounds), is planned for mid-2005, subject to an upgrade of the project’s power supply to 40 megawatts that is expected by the end of this year. Additional increases in the mine’s power supply to between 60 and 80 megawatts would enable the project to be developed to capacity. Japanese, Korean and Chinese companies have made written expressions of interest in providing financing to fast-track the expansion of copper production from the S&K and Letpadaung deposits. Financing discussions are ongoing between these companies and the management of the Monywa Copper Project, although there are no assurances that satisfactory negotiations will be concluded.

Savage River Project - Mining operations at the Savage River Project are currently scheduled to continue until 2007 and pellet producing operations are currently scheduled to continue until mid-2009. The Company has received several expressions of interest from third parties concerning a possible sale of some or all of its interest in the project. The Company is evaluating these proposals and subject to negotiating acceptable terms, would consider disposing of its interest in Savage River. There can be no assurance that the Company will be able to negotiate transaction terms that would warrant such a disposition.

Bakyrchik Gold Project - Engineering assessment and testing work continues on a proposal to produce up to 50,000 gold ounces per year using a 150,000 to 200,000 tonnes per annum (“tpa”) rotary kiln process. In an effort to minimize the mining risks at the start of operations, Bakyrchik engineers are currently assessing a plan to initially mine only from the surface by extending one of the existing open pits. Financing for the development is expected to come from an initial public offering of equity securities by the Company’s Bakyrchik subsidiary. There is no assurance that this financing initiative will be successful and lack of financing could delay or indefinitely postpone development.

Liquidity and future funding requirements - The Company recently received a $25 million partial repayment of its Mongolian treasury bill and expects to receive the $25 million balance by year-end. The Company’s existing cash resources, together with these repayments, are expected to be sufficient to fund the Company’s current and planned activities through the end of Q1’05. Following completion of a feasibility study in respect of the Southern Oyu deposits, the Company expects to be in a position to seek project financing in order to implement its initial open-pit development plans at the Oyu Tolgoi Project. However, there can be no assurance that the Company will be able to obtain project financing before its existing cash resources are exhausted. See “Cash Resources and Liquidity.”

Since its inception, the Company has relied on capital markets (and in particular, equity markets) to fund its exploration and other activities. If the Company’s existing cash resources are insufficient to fund all of the Company’s planned activities or the Company is unable to obtain project financing before its existing cash resources are exhausted, the Company will have to rely upon equity markets or other sources of capital (from potential joint venture partners or through other arrangements), the availability of which cannot be assured, in order to continue funding the development of the Oyu Tolgoi Project. Capital markets are subject to significant volatilities and uncertainties. There can be no assurance that Ivanhoe Mines’ undeveloped or partially developed projects can be fully developed, in whole or in part, since factors beyond the Company’s control may adversely affect its access to funding or its ability to recruit third-party participants.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

EXECUTIVE SUMMARY – Q3’04

The Company recorded a net loss of $24.8 million ($0.09 per share) in the third quarter, compared to a net loss of $27.0 million ($0.11 per share) during the same period in 2003. Major factors in Q3’04 results included an operating profit from mining operations totalling $7.4 million and exploration expenses of $28.4 million. Major factors in Q3’03 results included an operating profit of $2.8 million and exploration expenses of $20.8 million. In Q3’04, exploration expenditures were primarily incurred on the Oyu Tolgoi Project and other projects in Mongolia. Over the last twelve months, the Company’s exploration expenditures have averaged approximately $23.8 million per quarter.

Corporate

•	In July 2004, the Company closed an equity financing by issuing 20 million common shares for gross proceeds of Cdn$140 million.

•	The Company, with the assistance of its strategic financial advisors, continues to evaluate alternatives for the development and financing of the Oyu Tolgoi Project.

•	The Company has been approached by several international mining companies with respect to possible funding transactions for the development of the Oyu Tolgoi Project.

•	Ivanhoe Mines has engaged in ongoing discussions with several Asia-based major international mining finance institutions with regard to project financing and off-take arrangements in connection with the proposed development of the Oyu Tolgoi Project.

•	In October and early November, the Company received $25.0 million plus $1.2 million in accrued interest as early partial repayment of the $50 million Mongolian 3% interest Treasury bill maturing at the end of 2004. The Company expects full repayment of the remaining portion by the end of this year.

Mongolia

•	The Company completed its infill drilling program on the Southern Oyu deposits. The results were incorporated into an independent updated resource estimate released in August 2004.

•	Management continues to focus its efforts on completing as soon as possible, a feasibility study on the Southern Oyu deposits and a pre-feasibility study on the Hugo Dummett deposits. The integrated development plan which combines these two studies will be completed late in Q2’05.

Myanmar

•	The Company’s share of the operating profit from the Monywa Copper Joint Venture totalled $5.9 million in Q3’04, compared to a $2.0 million operating profit in Q3’03, principally as a result of increased copper prices, increased grades of mined ore and increased production. In Q3’04, copper cathode production averaged an annual rate of approximately 31,400 tonnes, up 4% over the same period in 2003. Over the nine month period to September 2004, the average annual copper cathode production was approximately 30,700 tonnes, representing an increase of 13% over the same period in 2003.

Following the August 2004 payment, the project’s debt balance was reduced to $15.0 million of which $7.5 million is attributable to Ivanhoe Mines. At September 30, 2004, the Monywa Copper Joint Venture’s cash balance totalled $13.3 million.

•	In Q2’04, the Monywa Copper Project initiated a drilling program with the objective of identifying additional mineralization within and near the existing pit boundaries. Initial results reported by mine’s management indicated that this copper zone, with grades in places up to 30% copper, is located 190 metres below the current pit floor and 90 metres below the original final pit floor. Following a detailed drilling and geophysics program, a resource estimate is expected to be

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
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(Stated in U.S. dollars)

completed by independent consultants before the end of the year.

•	An expansion at the Monywa Copper Project, increasing copper production from 30,000 tpa to 39,000 tpa was completed on October 16, 2004 and commissioning is currently underway. The capital cost of the expansion was at approximately $3.4 million and was funded by the Monywa Copper Project’s internally generated funds. Additional expansions are being planned. See “Review of Operations – Mining Operations – Monywa Copper Project, Myanmar”.

•	The mine’s cash balance at September 30, 2004 amounted to approximately $13.0 million and at November 10, 2004 amounted to approximately $19.8 million.

Australia

•	In Q3’04, the operating profit from the Savage River Project totalled $1.5 million, compared to an operating profit of $0.8 million in Q3’03, principally as a result of increased iron ore prices.

Total tonnes milled in Q3’04 totalled approximately 1.5 million tonnes representing a 14% increase over Q3’03. The iron ore content in Q3’04 averaged 30.2% representing a 9% decrease from the same period in 2003. Expenditures on capital assets and deferred stripping costs in Q3’04 totalled approximately $2.1 million. Total advances from a customer in 2004 amounted to approximately $5.6 million.

See “Review of Operations – Mining Operations – Savage River Project, Tasmania”.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

REVIEW OF OPERATIONS

A) EXPLORATION

Exploration expenses in Q3’04 totalled $28.4 million, compared to $20.8 million in Q3’03. The $7.6 million increase in costs is mainly due to the cost of engineering evaluation studies initiated in mid-2003 on the Oyu Tolgoi Project.

a)	Mongolia – At the end of Q3’04, Ivanhoe Mines held four mining licences at Oyu Tolgoi totalling approximately 24,000 hectares. Ivanhoe Mines also held directly, and indirectly with Asia Gold Corp. (“Asia Gold”), a 51% owned subsidiary of the Company, interests in exploration licenses covering approximately 11.7 million hectares. In Q3’04, Ivanhoe Mines spent $24.8 million on its Mongolian properties. The main focus of exploration activities was the Oyu Tolgoi Project ($21.0 million), the Kharmagtai project ($1.1 million) and general reconnaissance projects ($2.7 million). In Q3’03, Ivanhoe Mines spent $17.4 million on its Mongolian properties.

i)	Oyu Tolgoi Exploration -

Drilling program (Central Oyu, South West Oyu and South Oyu deposits) – The infill drilling program on the Central, Southwest and South zones (“Southern Oyu deposits”), intended to upgrade a significant portion of the open pit inferred resources to the measured and indicated categories, was completed in July 2004. On August 18, 2004, a new independent resource estimate was released by AMEC E&C Services Limited. The total measured and indicated resource was estimated at 1.06 billion tonnes grading 0.47% copper and 0.36 grams of gold (“g/t”) per tonne. The cut-off grade used for this estimate is 0.30% copper equivalent for resources located up to 560 metres (“m”) below surface and 0.60% copper equivalent for resources located at depths exceeding 560 m. This resource estimate provides the Company with an independently based foundation for the design and optimization of the open pits that will form part of the feasibility study for the Southern Oyu deposits.

Drilling program (Hugo Dummett Deposits) -In Q3’04 eight deep-hole drilling rigs were used on the Hugo Dummett deposits to continue the infill drilling and exploratory program designed to expand the existing inferred resource base. The drilling program’s main focus is to upgrade a large percentage of the current inferred resource to the indicated category. The most recent resource estimate for the Hugo Dummett deposits completed in May 2004 included inferred resources of 1,160 million tonnes grading 1.29% copper and 0.23 g/t gold using a 0.60% copper equivalent cut-off grade. The May 2004 inferred resources estimate for the Hugo Dummett deposits is separate and in addition to the Southern Oyu deposits resource estimate mentioned in the previous paragraph. The May 2004 inferred resource estimate will form part of the forthcoming underground pre-feasibility study on the Hugo Dummett deposits.

ii)	Oyu Tolgoi Studies – In Q3’04, the Company continued its work on the open pit feasibility study on the Southern Oyu deposits and the underground pre-feasibility study on the Hugo Dummett deposits.

Southern Oyu deposits feasibility study – One of the Company’s main objectives is to complete, as soon as possible in 2005, a feasibility study on the open pit development of the Southern Oyu deposits. The feasibility study will focus on a detailed baseline evaluation of initial facilities required to mine and process material from the open pittable resources contained in the Southern Oyu deposits at a nominal rate of 70,000 tonnes per day and incremental throughput tonnages above this base. During the quarter, the preliminary design of the processing facility was developed sufficiently to enable equipment pricing to be obtained and to provide material take offs for estimating purposes. Preliminary designs of infrastructure required for the project completed during Q3’04 include designs for the water system, the tailings storage facilities as well as on-site support facilities such as offices,

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accommodations and workshops. The contract for a bulk sample shaft, initially planned to reach a depth of approximately 120 m, was awarded in Q3’04. Mobilization for construction of this shaft has begun and samples from the shaft are expected to be obtained in January 2005 allowing pilot plant trials to commence in late March 2005.

Hugo Dummett deposits pre-feasibility study – In Q3’04, work on the pre-feasibility report is progressing, with work focused on the higher grade Hugo North underground block cave mining. Drilling during Q3’04 focused on infill drilling of the initial production zone at Hugo North. The engineering for an exploration shaft to provide access to the Hugo Dummett deposits was awarded in Q3’04. During the quarter, letters of intent for the shaft sinking were exchanged with an experienced contractor and major long lead items were identified.

Water supply

The investigation of reliable water resources for the Oyu Tolgoi Project has identified two major sedimentary groundwater aquifers within 60 kilometres of the project site. During Q3’04 the water test holes drilling program was completed and the test pumping and sampling of the known aquifers was largely completed. Also, the studies and models developed to confirm the ability of the aquifers to provide the required water supply are near completion.

Metallurgical work

During the quarter, all samples for flotation testwork and testing of composites representing time periods of production were nearly fully completed for the Southern Oyu’s Southwest and South deposits. Batch flotation tests for the variability samples from the Southwest and South deposits were well advanced.

iii)	Shivee Tolgoi earn-in agreement with Entrée Gold Inc. – On November 10, 2004, the Company closed its previously announced earn-in and equity participation agreement with Entrée Gold Inc. (“Entrée”) to explore and potentially develop approximately 40,000 hectares of Entrée‘s Shivee Tolgoi property. The Shivee Tolgoi’s southern property boundaries are contiguous to Oyu Tolgoi northern property boundaries. The agreement gives an option to the Company to earn an interest in the Shivee Tolgoi property of up to 80% in mineralization deeper than 560 metres and up to 70% in mineralization above the 560 metre level, by spending a total of $35 million over an eight year period, including an annual minimum of $5 million for the first three years.

The Company also acquired the right to all of Entrée’s surface rights on the Shivee Tolgoi’s property by committing to spend, in the first year of the eight year program, a minimum $3 million exploration expenditure program and sufficient condemnation drilling to ensure that there is no economic mineralization below the surface of the areas directly affected.

The Company also committed Cdn$4.6 million to purchase 4.6 million Entrée units. Each unit consists of one Entrée common share and one warrant, exercisable for two years at Cdn$1.10 per share.

iv)	Other Mongolian exploration projects – The third phase of diamond drilling was completed in Q3’04 on various targets that form part of the Kharmagtai property. An induced polarization survey was also completed, along with general reconnaissance work on the property. An analysis of all data collected to date was initiated in order to plan for the next drilling program. Other activities in the quarter include general exploration on the Chandman Uul property, the Bronze Fox and Tourmaline Hills properties, and various general reconnaissance and target generation activities.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

b)	Other

i)	China: Jinshan Gold Mines Inc. - Ivanhoe Mines is exploring for gold, copper and platinum-group metals in several provinces of the People’s Republic of China through a series of joint ventures with Jinshan Gold Mines Inc. (formerly Pacific Minerals Inc.) (“Jinshan”). In Q3’04, Jinshan initiated a pilot test program for a large-scale heap-leach operation on its most advanced project, the 217 Gold project in Inner Mongolia. The Company’s share of Jinshan’s exploration expenditures in Q3’04 totalled $0.5 million. At the end of Q3’04, the Company held 18.7 million common shares (38.6%) of Jinshan.

ii)	Inner Mongolia, China: Ivanhoe Mines – Throughout Q3’04, Ivanhoe Mines continued its extensive reconnaissance programs to identify high-priority targets based upon geologic models developed at Oyu Tolgoi and other epithermal-style deposits. During Q3’04, Ivanhoe Mines continued its efforts to perfect title to various exploration properties in Inner Mongolia. Inner Mongolia exploration expenditures in Q3’04 totalled approximately $1.1 million in exploration activities and $1.1 million in property acquisition payments.

iii)	Australia: Cloncurry –The Cloncurry leases cover an area of approximately 1,450 square kilometres, located 160 kilometres southeast of Mount Isa in northwestern Queensland. The areas surrounding the Cloncurry property are prospective for copper and gold, with potential for other minerals such as cobalt, lead, zinc and silver. In Q3’04, Ivanhoe Mines initiated a drilling program. During the quarter, a total of four drill holes (613 m) were completed on the Mt. Doré property. Progress was made during the quarter to establish relationships with indigenous title claimants in order to progress exploration agreements on various exploration leases. Expenditures in Q3’04 totalled approximately $1.1 million.

iv)	Kazakhstan: Bakyrchik – During Q3’04, approximately 14,000 tonnes of tailings were processed on gravity concentration tables yielding approximately 360 tonnes of concentrate averaging 36 g/t gold. Engineering assessment work continues on a proposed 150,000 to 200,000 tpa rotary kiln process designed to yield annual gold production of up to 50,000 gold ounces. Bakyrchik engineers are also assessing a proposal to mine gold by extending one of the existing open pits. If realized, the potential to start commercial operations with surface ore rather than underground mined ore would reduce the start-up risk of the mining part of the project. Expenditures at Bakyrchik during Q3’04 totalled approximately $0.8 million (Q3’03 - $1.0 million).

v)	Myanmar: In Q3’04, Ivanhoe Mines expended a total of $0.6 million on the Modi Taung gold property in Myanmar. Exploration activities consisted mainly of surface drilling and underground exploration on various gold veins. The Company is currently assessing its future plans for this property.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

B) MINING OPERATIONS

Copper operation

MONYWA COPPER PROJECT (“S&K MINE”), MYANMAR

	Three month period ended September 30,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2004	2003	(decrease)	2004	2003	(decrease)
Total tonnes moved (1)	Tonnes (000’s)	2,350	4,654	(50%)
Tonnes of ore to heap	Tonnes (000’s)	1,754	2,456	(29%)
Ore grade	CuCN %	0.54%	0.60%	(10%)
Strip ratio	Waste/Ore	0.28	0.85	(67%)
Cathode production	Tonnes	7,851	7,532	4%	3,925	3,766	4%
Tonnage sold	Tonnes	7,351	7,274	1%	3,676	3,637	1%
Average sale price received	US$/pound				$1.27	$0.80	59%
Sales	US$(000)				9,783	6,069	61%
Cost of operations	US$(000)				2,823	2,744	3%
Operating profit	US$(000)				5,843	1,966	197%

	Nine month period ended September 30,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2004	2003	(decrease)	2004	2003	(decrease)
Total tonnes moved (1)	Tonnes (000’s)	7,594	14,611	(48%)
Tonnes of ore to heap	Tonnes (000’s)	4,850	7,174	(32%)
Ore grade	CuCN %	0.69%	0.57%	20%
Strip ratio	Waste/Ore	0.52	0.93	(44%)
Cathode production	Tonnes	23,053	20,406	13%	11,526	10,203	13%
Tonnage sold	Tonnes	22,604	20,240	12%	11,302	10,120	12%
Average sale price received	US$/pound				$1.27	$0.76	66%
Sales	US$(000)				29,977	16,181	85%
Cost of operations	US$(000)				7,682	11,760	(35%)
Operating profit	US$(000)				18,617	476	3811%

(1) Includes ore and waste material.

Copper prices on the London Metal Exchange remained strong in Q3’04 averaging $1.29 per pound compared to $1.26 per pound in Q2’04 and $0.79 per pound in Q3’03.

In Q3’04, the cash component of cost of operations increased by 21% ($0.8 million) over Q3’03. The increase in costs is mainly attributed to increased unit power costs, higher commercial and import taxes, increased chemical costs and higher road maintenance charges. This increase in costs is net of a 40% reduction in equipment rental charges ($0.2 million) mainly attributable to lower tonnage moved. For the nine month period ended September 30, 2004, the cash component of cost of operations increased by 7% over the same period in 2003.

In August 2004, the Monywa Copper Project announced the results of a significant copper discovery in the current floor of the Sabetaung pit. This high grade copper zone, grading up to 30% copper is located 190

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

metres below the current pit floor and 90 metres below the original final pit floor. The S&K Mine’s management initially estimated the newly discovered mineralization to range between 240,000 tonnes at 18.7% copper to 875,000 tonnes at 6.6% copper. Management’s estimate of quantity and grade is conceptual in nature since there has been insufficient drilling to classify the new zone as a mineral resource. Following a detailed drilling and geophysics program, a resource estimate is expected to be completed by independent consultants in November 2004.

The 39,000 tpa expansion announced in Q2’04 was completed on October 16, 2004 and commissioning is currently underway. Subject to the availability of additional power supply to 40 megawatts, currently expected to be made available by the end of 2004, the management of the Monywa Copper Project is planning to increase copper production to 50,000 tpa by mid 2005 at an additional cost of approximately $3.0 million. The expansion plans of the Monywa Copper Project over the next five years, if implemented, could further expand copper cathode production to more than 150,000 tpa. Additional increases in the mine’s power supply to between 60 and 80 megawatts are required to enable the project to be developed to capacity. Total copper cathode production for 2004 is currently projected at 32,000 tonnes.

Each phase of the expansion is expected to be funded from internally generated cash flows. The Monywa Copper Project is also considering external funding alternatives that would enable accelerated expansion. See “Corporate Strategy and Outlook”.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

Iron operation

SAVAGE RIVER PROJECT, TASMANIA

	Three month period ended September 30,
				Percent
				Increase
		2004	2003	(decrease)
Total volumes moved (1)	BCM (000’s)	2,473	2,206	12%
Tonnes milled	(000’s)	1,461	1,283	14%
Strip ratio	Tonnes waste/tonnes ore	3.7	3.9	(7%)
Concentrate production	Tonnes (000’s)	582	563	3%
Iron ore content	Fe%	30.2%	33.3%	(9%)
Pellet production	Tonnes	560,780	560,757	0%
Pellet sales	Tonnes	508,214	449,962	13%
Sales	US$/tonne	$38	$32	18%
	US$(000)	19,372	14,580	33%
Cost of operations	US$(000)	16,737	12,157	38%
Operating profit	US$(000)	1,536	841	83%
Average foreign exchange rate	US$/AUD$	0.7099	0.6588	8%

	Nine month period ended September 30,
				Percent
				Increase
		2004	2003	(decrease)
Total volumes moved (1)	BCM (000’s)	6,947	7,524	(8%)
Tonnes milled	(000’s)	3,922	3,956	(1%)
Strip ratio	Tonnes waste/tonnes ore	4.4	5.5	(20%)
Concentrate production	Tonnes (000’s)	1,596	1,684	(5%)
Iron ore content	Fe%	30.8%	32.3%	(4%)
Pellet production	Tonnes	1,621,411	1,673,608	(3%)
Pellet sales	Tonnes	1,620,300	1,578,206	3%
Sales	US$/tonne	$36	$30	19%
	US$(000)	58,817	48,034	22%
Cost of operations	US$(000)	54,967	46,714	18%
Operating profit (loss)	US$(000)	628	-2,496	(125%)
Average foreign exchange rate	US$/AUD$	0.7300	0.6169	18%

(1) Includes ore and waste material.

The iron-ore market and the demand for iron-ore pellets have been very strong in 2004, with much of the increase in demand coming from China. In 2003, China imported 148 million tonnes of iron-ore products, an increase of 33% over the prior year, and as a result surpassed Japan as the world’s largest iron-ore importer. Future price increase, for the next two years or possibly longer, should remain significant, based on the expected Asian demand for iron ore products. Price increases are expected to be mitigated mainly by the timing and the ability of the iron ore industry to develop additional mining capacity.

The increase in sales revenue in Q3’04 is attributed to increases in both volume of pellets sold and the increase in the unit sale price. Iron ore pellet prices are negotiated once a year, at the beginning of the year. The iron ore pellet price increase in 2004 was 18.9%. Current estimates are that iron ore pellet prices in 2005 should be

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

settled early in the year and with a percent increase of the same magnitued as experience in 2004.

The 38% increase in cost of operations in Q3’04 is mainly attributed to a 13% increase in volume sold, the strengthening of the Australian dollar (“AUD$”) and an 8% increase in Australian denominated operating cash costs. The 8% increase in Australian-denominated cash cost is mainly attributed to increases in wages, power, fuel and tires replacement costs.

The Australian dollar has steadily strengthened since September 2001, when it reached a low point of U.S.$0.48/AUD$, to a high mark of U.S.$0.80/AUD$ in February 2004. At the end of Q3’04, the AUD$ closed at approximately US$0.74.

In August 2004, the management of the Savage River Project negotiated a program with a financial institution that will provide protection against the strengthening of the AUD$ above a certain level. For each month from September 2004 to August 2005, the project acquired a series of call options allowing the project to acquire at any time during the month, the equivalent of $5 million in AUD$ if the AUD$ exceeds $0.7298 in 2004 and $0.7150 in 2005.

For each month, if the AUD$ at the end of any month is below $0.7030 in 2004 and $0.6866 in 2005, the project committed to acquire approximately AUD$7 million, at the following exchange rates: $0.7298 in 2004 and $0.7150 in 2005. The program also required Ivanhoe Mines to assign to the financial institution its first charge on the assets of the Savage River Project.

The management of the Savage River Project does not forecast any cash shortfall for the remainder of 2004. The Company funded a $2.3 million cash shortfall in Q1’04 but has not committed, nor made any decision, to invest additional funds to finance any future cash shortfall at the Savage River Project. If the management of the Savage River Project is unable to obtain the necessary funding for any future cash shortfall, including third party financial assistance when needed, the project may not be able to continue as a going concern and, accordingly, adjustments may be required to the carrying value of the Company’s investment in the Savage River Project. All debt obligations of the Savage River Project to third parties are non-recourse to the Company.

Total pellet production for 2004 is estimated at approximately 2.1 million tonnes.

C) ADMINISTRATIVE AND OTHER

General and administrative – The $2.0 million increase in General and Administrative expenditures in Q3’04 is primarily due to the increase in stock-based compensation charges ($1 million) and the increase in insurance premium charges ($1 million).

Foreign exchange – The Company maintains most of its cash resources in Canadian dollars. The foreign exchange gain in Q3’04 is mainly due to the strengthening of the Canadian dollar against the U.S. dollar during the quarter.

Share of loss of significantly influenced investees –The Company has a greater than 20% equity interest in each of Jinshan and Intec Ltd. The $0.6 million loss represents the Company’s share of the net losses of these two companies in Q3’04.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

Share Capital - At November 10, 2004, the Company had a total of 292.5 million common shares outstanding and 12.9 million share purchase warrants outstanding as shown in the following table:

Share purchase warrants			Total number of
outstanding	Maturity date	Strike price	shares to be issued
7.150 million	December 19, 2004	Cdn$12.00 per share	7.15 million
	December 19, 2005	Cdn$12.50 per share

5.76 million (1)	February 15, 2005	$8.68 per share	0.576 million

(1)	In 2004, the expiry date was extended from February, 2004 to February, 2005.

At November 10, 2004, the Company had a total of approximately 10.2 million incentive stock options outstanding with a weighted average exercise price per share of Cdn$4.58. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$1.08 to Cdn$12.70 per share.

CASH RESOURCES AND LIQUIDITY

At September 30, 2004, consolidated working capital was $158.8 million, including cash of $110.1 million, compared with working capital of $72.6 million and cash of $37.0 million at June 30, 2004 ($126.5 million and $108.2 million, respectively, at December 31, 2003) .

Operating activities – In Q3’04, the $23.9 million in cash used in operating activities before net changes in non-cash operating working capital was primarily attributed to exploration activities.

Investing activities — In Q3’04, a total of $0.6 million in cash was generated from investing activities. The main cash expenditures consisted of $5.5 million in mining property, plant and equipment and other capital asset additions less a decrease of $7.8 million (net $3.9 million to Ivanhoe Mines) in the S&K Mine’s debt reserve account and $2.3 million received from the sale of capital assets.

Financing activities – Cash provided by financing activities in Q3’04 totalled $102.7 million mainly consisting of an issue of 20.0 million common shares at a price of $5.32 (Cdn$7.00) per common shares in July 2004.

The Company recently received a $25 million partial repayment of its Mongolian treasury bill and expects to receive the $25 million balance by year-end. The Company’s existing cash resources, together with these repayments, are expected to be sufficient to fund the Company’s current and planned activities through the end of Q1’05. Following completion of a feasibility study in respect of the Southern Oyu deposits, the Company expects to be in a position to seek project financing in order to implement its initial open pit development plans at the Southern Oyu deposits. However, there can be no assurance that the Company will be able to obtain project financing before its existing cash resources are exhausted. Expenditures on the Oyu Tolgoi Project during the third quarter of 2004 aggregated $23.4 million and the Company expects to average approximately $8.1 million per month on further project expenditures through the first quarter of 2005.

The Company anticipates that it will require approximately $17.5 million for its activities in respect of Inner Mongolia, Mongolia (other than Oyu Tolgoi), Cloncurry, Jinshan, other exploration projects and general and administrative expenditures for the balance of 2004 and expects to fund these expenditures from its existing cash resources.

In October and November 2004, the Company received two early payments of $12.5 million each plus accrued interest totalling $1.2 million toward retirement of the $50 million Mongolian government treasury bill. The remaining $25 million balance, together with accrued interest thereon, is due at the end of 2004.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

Proceeds from the funds received will be used to supplement the funding of the Company’s ongoing activities at Oyu Tolgoi although there can be no assurance that these funds, if and when received, will be sufficient to meet all of the Company’s funding requirements. The Company does not expect to receive any cash distributions in 2004 from its two producing mines, as any available surplus cash generated by each mine will be used either to repay third-party loans or commitments or to expand existing operating mine capacity.

The Company expects to fund additional planned expenditures for 2005 and beyond from external sources, which may include debt or equity financing, proceeds from the sale of existing non-core assets, third party participation in one or more of the Company’s projects or a combination thereof. There can be no assurance that the Company will be successful in generating sufficient funds from any of these sources. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities in 2005 and thereafter. Over the long term, the Company still needs to obtain additional funding for, or third party participation in, its undeveloped or partially developed projects (including the Oyu Tolgoi Project, the Company’s other Mongolian exploration projects, its Chinese and Australian exploration projects and the Bakyrchik project) to bring them into full production.

CONTRACTUAL OBLIGATIONS

Ivanhoe Mines has, in the normal course of its business, entered into various long-term contracts that include commitments for future operating payments under contracts for power, port operations, equipment rentals and other arrangements. Substantially all of the Savage River Project’s obligations relate to commitments for natural gas, power and a mining contract. Currently, the mining operations at the Savage River Project are scheduled to terminate at the end of 2007 and the pellet producing operations are scheduled to terminate in mid-2009.

Pursuant to a deferred purchase obligation, the management of the Savage River Project and the Tasmanian Government are committed to co-managing the remediation of environmental exposures created by prior operations on the Savage River site. The remediation work may be carried out by the mine in conjunction with normal mining operations. This deferred obligation, which amounted to AUD$15.1 million at the end of Q3’04, is secured in part by a bank letter of credit for AUD$2.8 million.

Ivanhoe Mines’ contractual obligations are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2003.

OFF-BALANCE SHEET ARRANGEMENTS

In Q3’04, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

FINANCIAL INSTRUMENTS

In September 2004, in order to get some protection against the weakening of the U.S. dollar, the management of the Savage River Mine negotiated a twelve month, $60 million call options program, providing the mine with the option to buy the AUD$ equivalent of $5 million each month at $0.7298 in 2004 and $0.7150 in 2005.

Conversely for the same twelve month period, the mine is obliged each month to buy the AUD$ equivalent of $5 million at $0.7298 in 2004 and $0.7150 in 2005 if the AUD$ value at the end of any month is below $0.7030 in 2004 and $0.6866 in 2005.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s significant accounting policies and the estimates derived therefrom identified as being critical

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

(Stated in U.S. dollars)

are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2003.

RISKS AND UNCERTAINTIES

Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2003.

RELATED PARTY TRANSACTIONS

The Company’s related party transactions are substantially unchanged from the disclosure in its MD&A for the year ended December 31, 2003, except as disclosed in Note 6(c) to the unaudited consolidated financial statements for the three and nine months ended September 30, 2004.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In Q3’04, the Company did not make any significant changes in, nor take any significant corrective actions regarding, its internal controls over financial reporting, or other factors that could significantly affect such internal controls over financial reporting. The Company’s CEO and CFO periodically review the Company’s disclosure controls over financial reporting. At the end of Q3’04, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

OVERSIGHT ROLE OF THE AUDIT COMMITTEE

The Audit Committee reviews, with management and the external auditors, the Company’s quarterly MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Charles P.N. Forster, an employee of Ivanhoe Mines and a qualified person under National Instrument 43-101. Disclosure of a scientific or technical nature in this MD&A in respect of the Monywa Copper Project was prepared by or under the supervision of Mark Haywood, an employee of Ivanhoe Mines and a qualified person under National Instrument 43-101.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Robert M. Friedland, Chief Executive Officer of Ivanhoe Mines Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd. (the issuer) for the interim period ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 15, 2004

Robert M. Friedland
Chief Executive Officer
Ivanhoe Mines Ltd.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Peter Meredith, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd. (the issuer) for the interim period ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 15, 2004

Peter Meredith
Chief Financial Officer
Ivanhoe Mines Ltd.